

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

<u>Via Email</u>
Richard J. Morrison
Assistant General Counsel/Secretary
NSTAR
800 Boylston Street, 17th Floor
Boston, Massachusetts 02199

> **Re: NSTAR**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **Amendment No. 1 to Form 10-K/A for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 29, 2011**
> **File No. 001-14768**

Dear Mr. Morrison:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Signatures, page 128</u>

1. We note that your Chief Accounting Officer, R.J. Weafer, Jr., signed the filing on behalf of the company, but there is no indication that he separately signed in his capacity as your principal accounting officer. Please confirm your understanding that in future filings Mr. Weafer, or the applicable officer, must separately sign in his capacity as your principal accounting officer in addition to signing on behalf of the company. See General Instruction D to Form 10-K.

Amendment No. 1 to Form 10-K/A for the Fiscal Year Ended December 31, 2010

Executive Officers, page 5

2. Please expand your disclosure regarding Christine M. Carmody to provide a brief explanation of her positions and responsibilities for the past five years. We note that your disclosure currently only covers the past three years. See Item 401(e)(1) of Regulation S-K.

Item 11 – Executive and Trustee Compensation, page 6

Annual Incentive Compensation, page 8

3. Please expand your Annual Incentive Compensation discussion to disclose the specific quantitative targets you established per your discussion on page eight. Specifically, we note that your disclosure indicates that you established quantifiable targets related to earnings per share, credit ratings, operating performance results, customer service quality and safety. We further note that your discussion on page nine indicates that several these targets were met or exceeded, but it does not appear that you disclosed the targets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Legal Branch Chief

cc: John Moreira
        NSTAR
        Via Email